Exhibit (A)(5)(E)

TWIN RIVER ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

Providence, Rhode Island (July 29, 2019) — Twin River Worldwide Holdings, Inc. (NYSE: TRWH) today announced the preliminary results of its modified Dutch auction tender offer (the “Offer”), which expired on July 26, 2019.

Based on the preliminary count by the Depositary for the Offer, a total of 35.7 million Shares were validly tendered and not withdrawn at a Purchase Price of $29.50 per share or without specifying a price.

In accordance with the terms of the Offer and based on the preliminary count by the Depositary, Twin River expects to accept for payment and pay for an aggregate of approximately 2,542,373 Shares at a Purchase Price of $29.50 per Share. Shares will be accepted for purchase on a pro rata basis, and the preliminary proration factor, after giving effect to the priority for odd lot Shares, is expected to be 6.159%. The Shares expected to be accepted for payment represent approximately 6.19% of outstanding Shares.

The number of Shares expected to be purchased in the Offer, the Purchase Price and the proration factor are preliminary, subject to confirmation by the Depositary and subject to change. The final number of Shares to be purchased in the Offer, the final Purchase Price per share and the final proration factor will be announced following the expiration of the guaranteed delivery period and the completion by the Depositary of the confirmation process. Payment for the Shares accepted for purchase pursuant to the Offer, and the return of all other Shares tendered and not purchased, will occur promptly thereafter. Payment for Shares will be made in cash, without interest.

General Information

Moelis & Company LLC is acting as the Dealer Manager for the Offer. MacKenzie Partners, Inc. is serving as the Information Agent and American Stock Transfer & Trust Company, LLC is acting as the Depositary. The Offer to Purchase, the Letter of Transmittal and the other Offer materials have been filed with the SEC. Shareholders should read these materials carefully because they contain important information, including the terms and conditions of the Offer. Requests for documents may be directed to MacKenzie Partners, Inc. at (800) 322-2885 (toll free) or tender offer@mackenziepartners.com. Questions regarding the Offer may be directed to Moelis & Company LLC at (800) 346-8848 (toll free).

Terms used in this press release with initial capital letters that are defined in the Offer materials are used as so defined.

About Twin River

Twin River owns and manages four casinos, two casinos in Rhode Island, one in Mississippi and one in Delaware, as well as a Colorado horse race track that has 13 authorized OTB licenses. Properties include Twin River Casino Hotel (Lincoln, RI), Tiverton Casino Hotel (Tiverton, RI), Hard Rock Hotel & Casino (Biloxi, MS), Dover Downs Hotel & Casino (Dover, DE) and Arapahoe Park racetrack (Aurora, CO). Its casinos range in size from 1,000 slots and 32 table games facilities to properties with over 4,100 slots, approximately 125 table games, and 48 stadium gaming positions, along with hotel and resort amenities. Its shares are traded on the New York Stock Exchange under the ticker symbol “TRWH.”

Forward Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than historical facts, including future financial and operating results and the Company's plans, objectives, expectations and intentions, legal, economic and regulatory conditions are forward-looking statements. Forward-looking statements are sometimes identified by words like “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) unexpected costs, charges or expenses resulting from the acquisition of Dover Downs and other proposed transactions; (2) uncertainty of the expected financial performance of the Company, including the failure to realize the anticipated benefits of its acquisitions; (3) the Company’s ability to implement its business strategy; (4) the risk that stockholder litigation may result in significant costs of defense, indemnification and/or liability; (5) evolving legal, regulatory and tax regimes; (6) changes in general economic and/or industry specific conditions; (7) the effects of competition that exists in the gaming industry; (8) actions by third parties, including government agencies; and (9) other risk factors as detailed under Part I. Item 1A. “Risk Factors” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 as filed with the Securities and Exchange Commission on April 1, 2019. The foregoing list of important factors is not exclusive. Any forward-looking statements speak only as of the date of this communication. TRWH does not undertake any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Investor Contact

Steve Capp

Executive Vice President and Chief Financial Officer

401-475-8564

InvestorRelations@twinriver.com

Media Contact

Patti Doyle

401-374-2553

patti.doyle@gmail.com